UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023 (Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On December 6, 2023, Brenmiller Energy Ltd. (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”). Only shareholders of record as of the close of business on November 8, 2023, the record date for the Meeting, were entitled to vote at the Meeting.

The Meeting was called for the following purposes:

Proposal No. 1	To approve the grant of an indemnification and exemption letter by the Company to Mr. Boaz Toshav, one of the Company’s non-executive directors.

Proposal No. 2	To approve a grant of equity-based compensation for Mr. Boaz Toshav, one of the Company’s non-executive directors.

At the Meeting, a quorum was present and the Company’s shareholders approved all agenda items.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: December 6, 2023	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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